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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                         Achievement Tec Holdings, Inc.

                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    00447Q103

                                 (CUSIP Number)

 Darrin Ocasio, 1065 Avenue of the Americas, 21st Floor: New York New York
                              10018; (212) 930-9700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 2003

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

----------------------------------               -------------------------------
           CUSIP No. 00447Q103          13D       Page 2 of 7 Pages
----------------------------------               -------------------------------
        1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS                Nicholas Cirillo Jr.
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |X|
                                                                (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS                                  OO

--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                    United States citizen.
----------------------- ----- --------------------------------------------------

                          7   SOLE VOTING POWER
   NUMBER OF SHARES
                                                                             0

                        ----- --------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY
                                                                    38,700,000
                        ----- --------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING
                                                                             0

                        ----- --------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER

                                                                    38,700,000
                        ----- --------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             Nicholas Cirillo Jr.:  38,700,000

--------- ----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                    |_|
--------- ----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                    82.53%
--------- ----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
                                                              IN
--------- ----------------------------------------------------------------------

----------------------------------               -------------------------------
           CUSIP No. 00447Q103          13D       Page 3 of 7 Pages
----------------------------------               -------------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS                             Guy Pipolo
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |X|
                                                                (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS                              OO

--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                    United States citizen.

--------- ----------------------------------------------------------------------

                          7   SOLE VOTING POWER
   NUMBER OF SHARES
                                                                             0

                        ----- --------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY
                                                                    38,700,000
                        ----- --------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING
                                                                             0

                        ----- --------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER

                                                                    38,700,000
                        ----- --------------------------------------------------
--------- ----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      Guy Pipolo:   38,700,000

--------- ----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                           |_|
--------- ----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                    82.53%
--------- ----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                                                              IN
--------- ----------------------------------------------------------------------

----------------------------------               -------------------------------
           CUSIP No. 00447Q103          13D       Page 4 of 7 Pages
----------------------------------               -------------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS                              David Rodgers
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |X|
                                                                (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS                              OO

--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                     United States citizen.
--------- ----------------------------------------------------------------------

                          7   SOLE VOTING POWER
   NUMBER OF SHARES
                                                                             0

                        ----- --------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY
                                                                    38,700,000
                        ----- --------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING
                                                                             0

                        ----- --------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER

                                                                    38,700,000
                        ----- --------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                   David Rodgers:   38,700,000

--------- ----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                           |_|
--------- ----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                    82.53%
--------- ----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                                                              IN
--------- ----------------------------------------------------------------------

----------------------------------               -------------------------------
           CUSIP No. 00447Q103          13D       Page 5 of 7 Pages
----------------------------------               -------------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS                      DGN Holdings, LLC
          S.S. OR I.R.S. IDENTIFICATION NOS. OF
          ABOVE PERSONS

--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |X|
                                                                (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS                              OO

--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION


                                           New York Limited Liability Company.
--------- ----------------------------------------------------------------------

                          7   SOLE VOTING POWER
   NUMBER OF SHARES
                                                                             0

                        ----- --------------------------------------------------
                             BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY
                                                                    38,700,000
                        ----- --------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING
                                                                             0

                        ----- --------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER

                                                                    38,700,000
                        ----- --------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                               DGN Holdings, LLC:   38,700,000

--------- ----------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------- ----------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                    82.53%
--------- ----------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON

                                                              OO
--------- ----------------------------------------------------------------------

                                                               Page 6 of 7 Pages

Item 1.  Security and Issuer.

     This statement relates to shares of the common stock, par value $.001 per share (the "Common Stock"), of Achievement Tec Holdings, Inc., a Delaware Corporation (the "Company"). The Issuer's principal executive office is located at 711 South Columbus Avenue, Mt. Vernon, New York 10550.

Item 2. Identity and Background.

     This statement is being filed by Nicholas Cirillo Jr., Guy Pipolo, David Rodgers, and DGN Holdings, LLC. Mr. Nicholas Cirillo's principal occupation is as President and Director of Achievement Tec Holdings, Inc., and Chief Executive Officer of Clickableoil.com, Inc. Mr. Guy Pipolo's principal occupation is as Chief Operating Officer and Director of Achievement Tec Holdings, Inc., and Chief Operating Officer of Clickableoil.com, Inc. Mr. David Rodgers' principal occupation is as Secretary and Director of Achievement Tec Holdings, Inc., and Chief Financial Officer of Clickableoil.com, Inc. DGN Holdings, LLC owns 82.53% of the issued and outstanding common stock of Achievement Tec Holdings, Inc, and is controlled by Nicholas Cirillo Jr., Guy Pipolo, and David Rodgers. Mr. Nicholas Cirillo's, Mr. Guy Pipolo's, Mr. David Rodger's, and DGN Holdings' business address is 711 South Columbus Avenue, Mt. Vernon, New York 10550.

     On June 6, 2003, the Company entered into an Agreement and Plan of Merger with Clickableoil Acquisition Corp., a Delaware corporation wholly-owned by the Company ("Subsidiary"), Clickableoil.com, Inc., a Delaware corporation ("CLICKABLE"), Michael J. Connor, The James Group, and DGN Holdings, LLC (collectively referred to as the "CLICKABLE Stockholders"). Pursuant to the terms of the Agreement and Plan of Merger which closed on June 6, 2003, Subsidiary was merged with and into Clickable and all of the issued and outstanding shares of capital stock of CLICKABLE were canceled in exchange for an aggregate of 43,000,000 newly issued shares of the Company's common stock (the "Acquisition"). Nicholas Cirillo Jr., Guy Pipolo, David Rodgers, and DGN Holdings, LLC together received 38,700,000 shares of the Company's common stock. Michael J. Connor and the James Group received 2,150,000 shares each of the Company's common stock. As a condition to the Acquisition, the Company's sole director prior to the transaction is required to appoint Nicholas Cirillo Jr., Guy Pipolo, and David Rodgers as members of the Company's Board of Directors.

     During the past five years Mr. Nicholas Cirillo Jr., Mr. Guy Pipolo, Mr. David Rodgers, and DGN Holdings, LLC have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The sole source of consideration for the issuance of 38,700,000 shares of the Company's common stock to Mr. Nicholas Cirillo Jr., Mr. Guy Pipolo, Mr. David Rodgers, and DGN Holdings, LLC was the tender of their ownership of 100% of the outstanding shares of Clickableoil.com, Inc. in connection with the merger.

Item 4. Purpose of Transaction.

         See Item 2 above.

Item 5.  Interest in Securities of the Issuer.

     Under the rules and regulations of the Securities and Exchange Commission, Mr. Nicholas Cirillo Jr., Mr. Guy Pipolo, Mr. David Rodgers, and DGN Holdings, LLC together own 38,700,000 shares of common

                                                               Page 7 of 7 Pages

     stock, representing 82.53% of the outstanding shares of common stock of the Company. Except for the transactions described herein, Mr. Nicholas Cirillo Jr., Mr. Guy Pipolo, Mr. David Rodgers, and DGN Holdings, LLC have no plans or agreements for the acquisition or issuance of the Company's common stock or other securities convertible into equity securities of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Nicholas Cirillo Jr., Guy Pipolo, David Rodgers, and DGN Holdings, LLC vote together their collective 38,700,000 shares, representing 82.53% of the Company's common stock.

Item 7.  Material to be Filed as Exhibits.

       10.1 Agreement and Plan of Merger by and among Achievement Tec Holdings, Inc., a Delaware Corporation, Clickableoil Acquisition Corp., a Delaware corporation wholly-owned by the Company, Clickableoil.com, Inc., a Delaware corporation, Michael J. Connor, The James Group, and DGN Holdings, LLC, dated June 6, 2003.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

June 11, 2003                               /s/ Nicholas Cirillo Jr.
                                             ---------------------------------
                                             Nicholas Cirillo Jr.

                                             /s/ Guy Pipolo
                                             ---------------------------------
                                             Guy Pipolo

                                             /s/ David Rodgers
                                             ---------------------------------
                                             David Rodgers

                                             /s/ Nicholas Cirillo Jr.
                                             ---------------------------------
                                             DGN Holdings, LLC
                                             By: Nicholas Cirillo Jr.